Filed by DTE Energy Company
Subject Company — MCN Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 001-10070

DTE ENERGY
BUSINESS UPDATE

MARCH 29, 2001

DISCLOSURE PAGE

DTE Energy has filed with the Securities and Exchange Commission (SEC) a post-effective amendment to its registration statement on Form S-4. The post-effective amendment contains a proxy statement / prospectus and other documents related to the proposed merger between DTE Energy and MCN. Investors and security holders are urged to read the post-effective amendment containing the proxy statement / prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders are able to receive the post-effective amendment containing the proxy statement / prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, and will be able to receive the final proxy statement / prospectus and other documents free of charge at the SEC’s website, listed above, from DTE Energy Investor Relations at 2000 Second Ave., Detroit, Mich. 48226-1279 or from MCN Investor Relations at 500 Griswold St., Detroit, Mich. 48226. Information concerning the identity of the participants in the solicitation of proxies by the MCN board of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Secretary of MCN at the address listed above. This presentation will be filed with the SEC on March 29, 2001.

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the company’s current estimates. Actual results may differ materially.

WELCOME AND INTRODUCTIONS

•	Dave Meador Senior Vice President — Finance

•	Dan Brudzynski Vice President & Controller

•	Mike McNalley Chief Financial Officer — DTE Energy Technologies

•	Lisa Muschong Director — Investor Relations

AGENDA

•	DTE Energy is an attractive investment

•	Merger Update

•	Michigan vs. California

•	Upcoming Analyst Meeting

•	Non-Regulated Operations

•	Energy Technology

•	Overview of Non-Regulated Growth

NEW DTE ENERGY — AN ATTRACTIVE INVESTMENT

•	Strong Dividend

•	Continued EPS Growth

•	Non-Regulated Earnings Growth

•	Regulatory Certainty

•	Merger Certainty and Improved Economics

•	Leader in Energy Technology

EARNINGS PER SHARE GROWTH

EARNINGS SUMMARY

2002 DISTRIBUTION OF EARNINGS

[1998 PIE CHART]

NON-UTILITY	7%

DETROIT EDISON	93%

$3.05/SHARE

[2002 PIE CHART]

NON-UTILITY	25%

DETROIT EDISON	59%

MICHCON	16%

$4.10-$4.20/SHARE

SUSTAINED NON-REGULATED GROWTH

[NET INCOME BEFORE MCN (MILLIONS) BAR GRAPH]

1997	1998	1999	2000	2001E
$14	$42	$69	$100	$125

•	Continued Growth in Energy Services, Energy Trading and Coal Services.

•	Non Regulated Merchant Operations enhanced through joint venture and GE turbine order.

•	Investments In DTE Technology’s D.G. business continues

•	2005 Earnings Goal = $300 million

STATUS MERGER CLOSING — ILLUSTRATIVE

FILED	Revised S-4

READY TO GO		Revised U1-A/SEC

READY TO GO		MCN Proxy

APPROVED	FTC

UNDERWAY		Integration/Synergies

Close

	MARCH	APRIL	MAY	JUNE	JULY	AUGUST

MICHIGAN VS. CALIFORNIA

MICHIGAN

•	MI is phasing in a carefully restructured market

•	MI’s demand has grown at an annual rate of 2-3%, enabling utilities to keep pace

•	Since January 1999, MI has added 2,166 MW of new capacity, with at least 16 new projects announced or under construction

•	MI utilities have retained their generation capability and produce the electricity they sell

•	MI generation is fueled primarily by coal. Coal prices tend to be more stable than natural gas

•	MI utilties produce about 80% of the electricity they sell — the other 20% can be purchased through long-term contracts

CALIFORNIA

•	CA unbundled and deregulated its electricity marketplace suddenly

•	CA's info-tech industries have increased demand at an annual rate of 8%

•	No significant generation added in last 10 years

•	CA utilities have sold most of their power plants & buy electricity on open market

•	More than 50% of CA’s generation is fueled by natural gas, with 4x price increases

•	CA utilities buy their electricity for resale through a state-managed Power Exchange on a volatile day-ahead basis

DETROIT EDISON VS. CALIFORNIA UTILITIES

DETROIT EDISON

•	Owns 11,000 MW generating fleet; covering over 85% of 2001 service territory peak demand

•	Has already secured most of its summer power needs through firm contracts

•	Most energy requirements supplied at a cost below the cap

PACIFIC G&E/SOCALED

•	Divested majority of generation to independent suppliers

•	Forced to purchase majority of power at spot market prices

•	Significant mismatch between collected rates and energy costs

DTE ENERGY ANALYST MEETING

•	June 6th and 7th — Detroit, Michigan.

•	Non-Regulated Growth, including Structured Finance/Tax Credit Strategy

•	In depth presentations by business line

•	Insights to commercialization of technology leadership

•	Update on merger, including revenue synergies

NON-REGULATED GROWTH CONTRIBUTION

[2000 PIE CHART]

2000

COAL MARKETING & ENERGY TRADING

COAL PROCESSING/STRUCTURED FINANCE

[2005E PIE CHART]

2005E

ENERGY RELATED PROJECTS

MERCHANT GENERATION

ENERGY GAS-MIDSTREAM

ENERGY TECHNOLOGIES

ENERGY TRADING

COAL MARKETING

COAL PROCSSING/STRUCTURED FINANCE

DTE ENERGY’S ROLE IN DISTRIBUTED GENERATION

DTE ENERGY IS AN INTEGRATOR OF
DISTRIBUTED GENERATION
TO PROVIDE HIGHLY EFFICIENT, LOWER COST
OPERATING SOLUTIONS FOR CUSTOMERS.

DTE ENERGY’S INTEGRATION OF DISTRIBUTED GENERATION

UNDERSTANDING OUR CUSTOMERS ENERGY LOAD PROFILE

[BUILDING GRAPHIC]

[STORE GRAPHIC]	[HOUSE GRAPHIC]

SELECTING AND PROVIDING THE APPROPRIATE MIX OF PRODUCTS

[PLUG POWER LOGO]
[7 KW FUEL CELL GRAPHIC]
[400 KW TURBINE GRAPHIC]
[25 KW PRODUCT GRAPHIC]

OPERATING THE SYSTEM TRANSPARENTLY

[LIGHT GRAPHIC]

DTE ENERGY INTEGRATED DG SOLUTION

DTE ENERGY TECHNOLOGIES: A COMPETITIVE DIFFERENTIATION

SIGNIFICANT UTILITY EXPERTISE	>	LEADER IN INDUSTRY TRANSFORMATION

DISCIPLINED APPROACH TO INVESTING IN TECHNOLOGIES	>	SIGNIFICANT FUTURE NET INCOME CONTRIBUTION

COMPELLING DG EXPERTISE ATTRACTS HIGHLY RESPECTED PARTNERS	>

PORTFOLIO OF PROPRIETARY PRODUCTS — BREADTH OF TECHNOLOGIES AND SIZES	>	LONG-TERM COMPETITIVE ADVANTAGE

DETROIT EDISON’S 2001/2002 DG INTEGRATION

Substation		Fuel Cell

[SUBSTATION GRAPHIC]	+	[FUEL CELL GRAPHIC] [PLUG POWER LOGO]

• BATTERY REPLACEMENT

• BACKUP POWER

Substation

[SUBSTATION GRAPHIC]	+	400 KW Turbine [400 KW TURBINE GRAPHIC]

• RELIEVE CONSTRAINED SYSTEM

• IMPROVE RELIABILITY

Fuel Cell		400 KW Turbine

[FUEL CELL GRAPHIC]	or	[400 KW TURBINE GRAPHIC]

[PLUG POWER LOGO]

\/

[HOUSE GRAPHIC]	or	[BUILDING GRAPHIC]

• POWER QUALITY

• POWER RELIABILITY

• GRID SUPPORT

• COMBINED HEAT AND POWER APPLICATION

DTE ENERGY TECHNOLOGIES PORTFOLIO OF PRODUCTS

•	OUR COMPETITORS TEND TO FOCUS ON A SINGLE TECHNOLOGY IN A LIMITED SIZE RANGE

•	OUR PORTFOLIO APPROACH DIVERSIFIES THE TECHNOLOGY RISK

LOADS SERVED	SMALL DATA	SMALL
SINGLE FAMILY	CENTER,	SUBDIVISION	GROCERY
RESIDENCE	BANK	(30 HOMES)	STORE

SUPER-STORE
	SMALL	FAST FOOD	HI-RISE OFFICE		INDUSTRIAL
	COMMERCIAL	RESTAURANT	BLDG.		PARK

1 KW	25 KW	100 KW	500 KW	1 MW	10 MW

PLUG POWER — 7 KW FUEL CELLS

25 KW PRODUCT

IPOWER-INTERNAL COMBUSTION ENGINE (75 KW OR 150 KW)

PRATT & WHITNEY — 400 KW MINITURBINE

PRATT & WHITNEY — 1 MW MINITURBINE (MOU)

5 KW-2000 KW STANDBY GENERATORS

SUMMARY

•	DTE is an attractive investment

•	Low P/E Ratio

•	High Dividend Yield

•	Consistent and Credible Growth

•	Strong Management Team

•	Energy Technology Leader

•	Hold Dates for Analyst Meeting June 6th and 7th